(Check One):	UNITED STATES
☒ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☐ Form 10-Q	FORM 12b-25	SEC FILE NUMBER: 000-51071
☐ Form N-SAR		CUSIP NUMBER: 685317 10 9
☐ Form N-CSR	NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a.

PART I — REGISTRANT INFORMATION

ORANGE 21 INC.

Full Name of registrant

Not applicable

Former Name if Applicable

2070 Las Palmas Drive

Address of Principal Executive Office

Carlsbad, California 92009

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Orange 21 Inc. (the “Registrant”) has filed this Form 12b-25 to notify the Commission that it was unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the “Annual Report”). The principal reasons for the delayed filing are the combination of management resources dedicated to the recently completed contract with a new Australian distributor, the financial impact from the Australian transition, and the added resources necessary to audit the recently acquired Italian manufacturer, LEM, S.r.l. Management and the Registrant’s independent registered public accounting firm have been working diligently to complete the audit and prepare the financial statements and anticipate that the Annual Report will be filed within the time allowed by this extension.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters set forth in this Form 12b-25, including Parts III and IV regarding the registrant’s expectations as to the filing date of its Annual Report and its estimate of operating results for the 2005 fiscal year, may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof and are subject to risks and uncertainties that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to, the results and effect of the registrant’s review of its accounting matters, finalization of its audit and completion of its financial statements and Annual Report, the ability of the registrant to file its Annual Report within the extension period, the impact on the registrant’s business and the risks detailed from time to time in the registrant’s periodic reports filed with the SEC. The registrant disclaims any intent or obligation to update or revise any forward looking statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Brower (Name)	760 (Area Code)	804-8420 (Telephone Number)

(2)	Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced in its February 21, 2006 press release which was filed as an exhibit to a Current Report on Form 8-K of the same date, the Registrant expects to report revenues for its 2005 fiscal year of approximately $39 million, an increase of approximately 16% from 2004, and expects to report a net loss of approximately $1.2-$1.7 million or ($0.15)-($0.21) per fully diluted share.

ORANGE 21 INC.

             (Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 3, 2006	By:	/s/ Michael Brower
Michael Brower
Chief Financial Officer

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